UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 28, 2017

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached as Exhibit 99.1 to this Report on Form 6-K are the unaudited financial statements of ProQR Therapeutics N.V. (the “Company”) for the three months and year ended December 31, 2016 and attached as Exhibit 99.2 to this Report on Form 6-K is a press release of ProQR Therapeutics N.V. dated February 28, 2017, announcing the Company’s results for the three months and year ended December 31, 2016.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-207245).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: February 28, 2016	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Unaudited financial statements of ProQR Therapeutics N.V. for the three months and year ended December 31, 2016.

99.2	Press Release of ProQR Therapeutics N.V. dated February 28, 2017, announcing the Company’s results for the three months and year ended December 31, 2016.